UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant's Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management.

Effective January 1, 2017 the following changes to the executive management of Evogene Ltd., or the Company, will take place:

Appointment of Mr. Alex Taskar, a seasoned financial executive, as interim CFO.

Mr. Assaf Oron, who joined the Company in 2006 and served in several senior management positions, will be leaving the Company to pursue new opportunities. In his last position Mr. Oron served as Executive Vice President, Corporate Development.

Dr. Eyal Emmanuel will no longer be a member of the Company's executive management team, but will continue to serve as Head of Research and Development, Crop Protection.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2016	EVOGENE LTD. (Registrant) By: /s/ Eyal Leibovitz —————————————— Eyal Leibovitz Chief Financial Officer